EXHIBIT 12.1

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,029	920	$1,174	$993	$835	$861	$591
Fixed Charges	222	226	303	316	314	319	325
Capitalized Interest	(13)	(12)	(16)	(16)	(13)	(4)	(2)
Total Earnings	$1,238	$1,134	$1,461	$1,293	$1,136	$1,176	$914
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$216	218	$293	$309	$308	$314	$320
Interest Factor in Rentals	6	8	10	7	6	5	5
Total Fixed Charges	$222	$226	$303	$316	$314	$319	$325

Ratio of Earnings to Fixed Charges	5.58	5.02	4.82	4.09	3.62	3.69	2.81

(A)
The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.